Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2023

Financial Highlights

For the three months ended June 30, 2023, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

●	Generated total revenues of $73.8 million, operating loss of $31.2 million and net loss of $40.4 million, after recording a combined $49.6 million non-cash impairment in respect of the vessels Dan Cisne and Dan Sabia. When adjusted to remove the impact of the impairment, adjusted operating income for the quarter was $18.4 million and adjusted net income was $9.3 million.

●	Generated Adjusted EBITDA of $46.5 million (1)

●	Reported $68.1 million in available liquidity, which included cash and cash equivalents of $63.1 million at June 30, 2023.

Other Partnership Highlights and Events

●	Fleet operated with 99.3% utilization for scheduled operations in the second quarter of 2023 and 95.5% utilization taking into account the scheduled drydockings of the Brasil Knutsen and the Hilda Knutsen in the second quarter of 2023.

●	On July 13, 2023, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended June 30, 2023, which was paid on August 10, 2023, to all common unitholders of record on July 27, 2023. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to the quarter ended June 30, 2023 in an aggregate amount equal to $1.7 million, which was paid on August 9, 2023.

●	On June 2, 2023, the Partnership successfully closed its new five-year $240 million senior secured term loan facility. The new facility, like the previous facility, which was scheduled to mature in September 2023, is secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen.

●	On August 16, 2023, the Partnership successfully closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled until August 2025 on similar terms. The Partnership is continuing discussions and negotiations with the lender under its second $25 million revolving credit facility, which will mature in November 2023. Management believes that this facility will be refinanced on acceptable and similar terms prior to its maturity.

●	On August 18, 2023, a 100-day extension to the existing bareboat charter party for the Dan Cisne was agreed with Transpetro, which will extend the vessel’s fixed employment to around the end of December 2023. This contract extension is subject to agreement of customary documentation and is expected to be signed in early September 2023.

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

●	On August 8, 2023, the Partnership entered into a new time charter contract for the Brasil Knutsen with a major independent operator in Brazil to commence in January 2024 for a fixed period of one year.

●	In November 2021, the Partnership entered into a new time charter contract for the Windsor Knutsen with Equinor to commence in the fourth quarter of 2024 or the first quarter of 2025 for a fixed period, at the charterer’s option, of either one year or two years, with options for the charterer to extend the charter, in either case, by two further one-year periods. The Partnership has now agreed with Equinor to substitute the Brasil Knutsen for the Windsor Knutsen, with the time charter contract otherwise remaining unchanged. Taken together with the new one-year time charter contract announced above, the Brasil Knutsen is now employed until around the end of 2025, and if charterer’s options are taken, the vessel will be fixed until the end of 2028.

●	In July 2023, the Partnership agreed commercial terms for a new time charter contract for the Windsor Knutsen with an oil major to commence within the window from February 1, 2025 to May 1, 2025. The new charter is for a fixed period, at the charterer’s option, of either one year with an option for the charterer to extend the charter by one further year, or, a single firm period of two years. Signing of the new time charter contract remains subject to charterer’s management approval, agreement of certain operational details, and customary documentation.

●	The Hilda Knutsen and the Torill Knutsen each continued to operate on separate time charter contracts with a subsidiary of the Partnership’s sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) at a reduced charter rate, with the contracts expected to expire on or around, January 2024 and December 2023 respectively. The Partnership is continuing to market both vessels for new, third-party time charter employment and is in active discussions with potential charterers, including Knutsen NYK.

●	On April 11, 2023, a new time charter contract for the Recife Knutsen was signed with Transpetro for a firm period of three years. The vessel began operating under this new time charter contract on August 3, 2023, directly after the expiration of the then-existing bareboat charter, also with Transpetro. The vessel’s employment is now fixed until around August 2026.

●	The Bodil Knutsen continued to operate on a time charter contract with Knutsen NYK at a reduced charter rate and on a fixed-term basis that is expected to expire on or around December 31, 2023. This time charter contract will expire in time for delivery of the vessel to Equinor in the fourth quarter of 2023 or the first quarter of 2024, for an initial fixed time charter contract of two years, with charterer’s options to extend the charter by two further one-year periods.

●	The Tordis Knutsen operated under a time charter contract with a subsidiary of TotalEnergies which expired on July 1, 2023, the same day the vessel was delivered to Shell to commence on a new three-year time charter.

●	On August 1, 2023, the time charter contract with PetroChina for the Vigdis Knutsen was extended under option by six-months to March 2024, after which the vessel is due to be delivered to Shell to commence on a new three-year time charter.

●	The Lena Knutsen operated under a time charter contract with a subsidiary of TotalEnergies, which is anticipated to end on August 31, 2023, following which the vessel will fulfil a new three-year time charter contract with Shell, which is currently anticipated to commence in early September 2023.

●	The scheduled ten-year special survey drydockings of the Brasil Knutsen and the Hilda Knutsen commenced in the second quarter of 2023, with both drydockings being successfully completed in Europe in July 2023, taking 51 days and 30 days respectively. The Partnership was able to secure a cargo voyage from Brazil to Europe for the Brasil Knutsen, thus avoiding the majority of bunker fuel costs in transit to the drydock yard and lowering the number of days offhire.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in the second quarter of 2023, marked by over 99% fleet utilization for scheduled operations and meaningful progress in filling the gaps in our charter portfolio. We have similarly made good progress in strengthening and de-risking our financial position, such that nearly all of our financing needs for 2023 have now been addressed.

Including those contracts signed since June 30, 2023, we now have 94% of our charters fixed for the remainder of 2023, providing us with good near-term visibility.

In Brazil, the main offshore oil market where we operate, the supply/demand balance is continuing to improve, with robust demand and increasing charter rates. Driven by Petrobras’s continued record-setting production levels and FPSO start-ups in the pre-salt fields that rely upon shuttle tankers, we believe the world’s biggest shuttle tanker market is materially tightening. We recognize that our secondary geography in the North Sea will take longer to re-balance as we bridge into a market that we expect will improve over the course of 2024 and beyond. With only five new shuttle tankers set to deliver globally, and currently none after 2025, we believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth in the coming years.

As the largest owner and operator of shuttle tankers (together with our Sponsor, Knutsen NYK), we believe we are well positioned to benefit from such an improving charter market. We remain focused on generating certainty and stability of cashflows from long-term employment with good-quality counterparties. With the COVID-driven mismatch of delayed production projects and prompt vessel deliveries now largely worked through, and the majority of our pressing financial needs now addressed, we are confident that continued operational performance and execution of our strategy can create unitholder value in the quarters and years ahead.”

Financial Results Overview

Total revenues were $73.8 million for the three months ended June 30, 2023 (the “second quarter”), compared to $71.2 million for the three months ended March 31, 2023 (the “first quarter”). Revenues in the second quarter were higher compared to the first quarter due to an increase in time charter and bareboat revenues, which was partly offset by a decrease in voyage revenues.

Vessel operating expenses for the second quarter of 2023 were $25.3 million, an increase of $5.9 million from $19.4 million in the first quarter of 2023. Operating expenses and commission related to spot voyages are not included in vessel operating expenses and were $0.2 million in the second quarter of 2023, compared to $4.7 million in the first quarter of 2023.

Depreciation was $28.1 million for the second quarter, an increase of $0.4 million from $27.7 million in the first quarter.

Impairments in respect of the Dan Cisne and Dan Sabia of $24.5 million and $25.2 million respectively were recognized in the second quarter of 2023. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value. This exercise in the second quarter resulted in an impairment in respect of these vessels due to their current charter contracts moving closer to expiry, their high carrying value, and their smaller size not being optimal for the Brazilian market, therefore affecting the outlook for their future employment.

General and administrative expenses were $1.8 million for the second quarter compared to $1.7 million for the first quarter.

As a result, operating loss for the second quarter was $31.2 million, compared to an operating income of $17.7 million for the first quarter.

Interest expense for the second quarter was $18.1 million, an increase of $0.7 million from $17.4 million for the first quarter. The increase is mainly due to an increase in the US dollar LIBOR rate.

The realized and unrealized gain on derivative instruments was $8.1 million in the second quarter, compared to realized and unrealized loss of $2.3 million in the first quarter. The unrealized non-cash element of the mark-to-market gain was $4.6 million for the second quarter, compared to an unrealized loss of $5.3 million for the first quarter. The unrealized mark-to-market gain for the second quarter consisted of a gain related to interest rate swaps of $4.7 million.

As a result, net loss for the second quarter of 2023 was $40.4 million compared to a net loss of $1.3 million for the first quarter of 2023.

Net income for the second quarter of 2023 decreased by $50.3 million to a net loss of $40.4 million from net income of $9.9 million for the second quarter of 2022.

Operating income for the second quarter of 2023 decreased by $44.6 million to an operating loss of $31.2 million, compared to a operating income of $13.4 million in the second quarter of 2022. The decrease is mainly due to the impairment of the Dan Cisne and Dan Sabia amounting to $49.6 million. Total finance expense for the second quarter of 2023 increased by $5.7 million to $9.1 million, compared to a finance expense of $3.4 million for the second quarter of 2022, mainly due to an increase in the US dollar LIBOR rate and the inclusion of the Synnøve Knutsen in the fleet from July 1, 2022.

Operational Review

The Partnership’s vessels operated throughout the second quarter of 2023 with 99.3% utilization for scheduled operations, and 95.5% utilization taking into account the scheduled drydockings of the Brasil Knutsen and the Hilda Knutsen which were offhire for 41 days and 18 days respectively in the second quarter of 2023. In respect of the Brasil Knutsen, the Partnership was able to secure a cargo voyage from Brazil to Europe thus avoiding the majority of bunker fuel costs in transit to the drydock yard and lowering the number of days offhire.

In April 2023, the propeller hub system of the Tove Knutsen was repaired and the vessel was offhire for 10 days as a result. Time offhire and repair costs are expected to be covered in full by vessel insurance. There were no other open insurance claims as of June 30, 2023.

Financing and Liquidity

As of June 30, 2023, the Partnership had $68.1 million in available liquidity, which consisted of cash and cash equivalents of $63.1 million and $5.0 million of capacity under one of the revolving credit facilities. The revolving credit facilities mature between November 2023 and August 2025. The Partnership’s total interest-bearing obligations outstanding as of June 30, 2023 were $1,016.6 million ($1,009.2 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during the second quarter of 2023 was approximately 2.29% over LIBOR or the Secured Overnight Financing Rate (“SOFR”), as applicable.

As of June 30, 2023, the Partnership had entered into various interest rate swap agreements for a total notional amount of $440.6 million to hedge against the interest rate risks of its variable rate borrowings. As of June 30, 2023, the Partnership receives interest based on three or six-month LIBOR, or three-month SOFR, and pays a weighted average interest rate of 1.9% under its interest rate swap agreements, which have an average maturity of approximately 1.8 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of June 30, 2023, the Partnership’s net exposure to floating interest rate fluctuations was approximately $328.0 million based on total interest-bearing contractual obligations of $1,016.6 million, less the Raquel Knutsen and Torill Knutsen sale and leaseback facilities of $184.9 million, less interest rate swaps of $440.6 million, and less cash and cash equivalents of $63.1 million. The Partnership’s outstanding interest-bearing contractual obligations of $1,016.6 million as of June 30, 2023 are repayable as follows:

(U.S. Dollars in thousands)	Sale & Leaseback	Period repayment	Balloon repayment	Total
Remainder of 2023	$6,731	$45,363	$26,470	$78,564
2024	13,804	76,651	63,393	153,848
2025	14,399	68,581	161,583	244,563
2026	15,060	51,596	219,521	286,177
2027	15,751	26,481	—	42,232
2028 and thereafter	119,120	13,241	78,824	211,185
Total	$184,865	$281,913	$549,791	$1,016,569

On June 2, 2023, the Partnership closed its new five-year $240 million senior secured term loan facility with DNB. The new facility, like the previous facility, which was scheduled to mature in September 2023, is secured by the Windsor Knutsen, the Bodil Knutsen, the Fortaleza Knutsen, the Recife Knutsen, the Carmen Knutsen and the Ingrid Knutsen. The $240 million term loan bears interest at a rate per annum equal to SOFR plus a margin of 2.4% and is repayable in 20 consecutive quarterly installments, with a final payment at maturity in May 2028 of $85.4 million, which amount includes the balloon payment and last quarterly installment. The loan is guaranteed by the Partnership and secured by mortgages on the related vessels.

On August 16, 2023, the Partnership closed the refinancing of the first of its two $25 million revolving credit facilities, with the facility being rolled over with NTT Finance Corporation. The new facility will mature in August 2025, bears interest at 2.23% and has a commitment fee of 0.5% on the undrawn portion of the facility. The commercial terms of the facility are substantially unchanged from the facility entered into in June 2021 with NTT Finance Corporation. The Partnership is continuing discussions and negotiations with the lender under its second $25 million revolving credit facility, which will mature in November 2023. Management believes that this facility will be refinanced on acceptable and similar terms prior to its maturity.

The $172.5 million senior secured loan facilities, which are secured by the Dan Cisne and Dan Sabia respectively, will be fully paid down over the term of the facilities on maturity in September 2023 and January 2024 respectively. On each maturity date, a final scheduled balloon payment of $6.5 million per facility will be paid from the Partnership’s own liquidity. There are no plans to incur additional borrowings secured by these two vessels until such time as the Partnership has better visibility on the vessels’ future employment.

Distributions

On July 13, 2023, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to the quarter ended June 30, 2023, which was paid on August 10, 2023, to all common unitholders of record on July 27, 2023. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Preferred Units with respect to the quarter ended June 30, 2023 in an aggregate amount equal to $1.7 million, which was paid on August 9, 2023.

Assets Owned by Knutsen NYK

In February 2021, Tuva Knutsen was delivered to Knutsen NYK from the yard and commenced on a five-year time charter contract with a wholly owned subsidiary of the French oil major TotalEnergies. TotalEnergies has options to extend the charter for up to a further ten years.

In November 2021, Live Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with Galp Sinopec for operation in Brazil. Galp has options to extend the charter for up to a further six years.

In June 2022, Daqing Knutsen was delivered to Knutsen NYK from the yard in China and commenced on a five-year time charter contract with PetroChina International (America) Inc for operation in Brazil. The charterer has options to extend the charter for up to a further five years.

In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contact with Eni for operation in North Sea. The charterer has options to extend the charter for up to a further three years.

Another vessel, Sindre Knutsen, was delivered to Knutsen NYK in August 2022 from the yard in Korea and will commence on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter for up to a further five years.

In May 2022, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has the option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2024.

In November 2022, Knutsen NYK entered into a new fifteen-year time charter contract with Petrobras for a vessel to be constructed and which will operate in Brazil where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered in late 2025.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

Management Transition

As previously announced on August 4, 2023, Mr. Derek Lowe will become the Partnership’s new Chief Executive Officer and Chief Financial Officer. He is expected to assume these roles on September 13, 2023.

Mr. Lowe will join the Partnership from Telford Offshore, a provider of accommodation, construction and pipelay in the global offshore energy services industry. He has served as the Group Company Secretary of Telford Offshore since its formation in 2018, having provided consultancy services to its predecessor since 2015. He worked from 2011 to 2015 for the debt capital markets group of Pareto Securities, and from 1994 to 2010 for the equity capital markets group of UBS.

Outlook

At June 30, 2023, the Partnership’s fleet of eighteen vessels had an average age of 9.2 years, and the Partnership had charters with an average remaining fixed duration of 2.0 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 2.2 years on average. The Partnership had $620 million of remaining contracted forward revenue at June 30, 2023, excluding charterer’s options and excluding contracts agreed or signed after that date.

The Partnership’s earnings for the third quarter of 2023 will be affected by the scheduled ten-year special survey drydockings of the Brasil Knutsen and the Hilda Knutsen which were completed on July 14, 2023 and July 13, 2023, respectively. The Partnership’s earnings for the fourth quarter of 2023 will be affected by the scheduled ten-year special survey drydockings of the Europe-based Torill Knutsen and Ingrid Knutsen, the European drydocks for which are currently scheduled to commence in mid-November 2023 and early December 2023 respectively.

The market for shuttle tankers in Brazil, where fourteen of our vessels operate, has continued to tighten in the second quarter, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel. While the Dan Cisne and Dan Sabia stand out among the KNOP fleet as being of a smaller size than is optimal in today’s Brazilian market, the contract that we have signed for the Brasil Knutsen in August 2023 demonstrates that market tightening in Brazil is underway. We remain in discussions with our customers and continue to evaluate all our options for the two Dan vessels, including but not limited to redeployment in the tightening Brazilian market, or a sale of the two vessels.

Shuttle tanker demand in the North Sea has remained subdued, driven by the impact of COVID-19-related project delays. We expect these conditions to persist for several more quarters until new oil production projects that are anticipated come on stream.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favorable. Notably, the current shuttle tanker orderbook consists of only five vessels, all of which are scheduled to deliver by 2025, while any future new orders would be expected to deliver in 2026 or thereafter.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, and position KNOP to benefit from its market-leading position in an improving shuttle tanker market.

The Partnership’s financial information for the quarter ended June 30, 2023, included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Partnership’s quarter end close procedures and further financial review. Actual results may differ as a result of the completion of the Partnership’s quarter end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended June 30, 2023, is finalized.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on Thursday August 31, at 9:30 AM (Eastern Time) to discuss the results for the second quarter of 2023. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

●	By dialing 1-833-470-1428 from the US, dialing 1-833-950-0062 from Canada or 1-404-975-4839 if outside North America – please join the KNOT Offshore Partners LP call using access code 652 322.

●	By accessing the webcast on the Partnership’s website: www.knotoffshorepartners.com.

August 30, 2023

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman via email at ir@knotoffshorepartners.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Time charter and bareboat revenues	$69,924	$62,933	$63,788	$132,857	$128,975
Voyage revenues (1)	1,585	7,254	—	8,839	—
Loss of hire insurance recoveries	1,424	911	—	2,335	—
Other income	891	82	171	973	180
Total revenues	73,824	71,180	63,959	145,004	129,155
Vessel operating expenses	25,287	19,443	23,024	44,730	43,085
Voyage expenses and commission (2)	159	4,696	—	4,855	—
Depreciation	28,107	27,729	26,059	55,836	51,996
Impairment (3)	49,649	—	—	49,649	—
General and administrative expenses	1,838	1,650	1,428	3,488	3,126
Total operating expenses	105,040	53,518	50,511	158,558	98,207
Operating income (loss)	(31,216)	17,662	13,448	(13,554)	30,948
Finance income (expense):
Interest income	861	683	59	1,544	61
Interest expense	(18,107)	(17,369)	(8,301)	(35,476)	(15,026)
Other finance expense	(112)	(72)	(103)	(184)	(312)
Realized and unrealized gain (loss) on derivative instruments (4)	8,124	(2,310)	5,116	5,814	21,473
Net gain (loss) on foreign currency transactions	109	(136)	(165)	(27)	(98)
Total finance income (expense)	(9,125)	(19,204)	(3,394)	(28,329)	6,098
Income (loss) before income taxes	(40,341)	(1,542)	10,054	(41,883)	37,046
Income tax benefit (expense)	(49)	245	(166)	196	(378)
Net income (loss)	$(40,390)	$(1,297)	$9,888	$(41,687)	$36,668
Weighted average units outstanding (in thousands of units):
Common units	34,045	34,045	33,838	34,045	33,796
Class B units (5)	252	252	460	252	501
General Partner units	640	640	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.
(2)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	The carrying value of each of the Dan Cisne and the Dan Sabia was written down to its estimated fair value as of June 30, 2023.
(4)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Six Months Ended
(U.S. Dollars in thousands)	June 30, 2023	March 31, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Realized gain (loss):
Interest rate swap contracts	$3,538	$3,006	$(1,550)	$6,543	$(3,402)
Foreign exchange forward contracts	—	—	—	—	—
Total realized gain (loss):	3,538	3,006	(1,550)	6,543	(3,402)
Unrealized gain (loss):
Interest rate swap contracts	4,667	(5,272)	7,080	(604)	25,289
Foreign exchange forward contracts	(81)	(44)	(414)	(125)	(414)
Total unrealized gain (loss):	4,586	(5,316)	6,666	(729)	24,875
Total realized and unrealized gain (loss) on derivative instruments:	$8,124	$(2,310)	$5,116	$5,814	$21,473

(5)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of June 30, 2023, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At June 30, 2023	At December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$63,124	$47,579
Amounts due from related parties	2,428	1,998
Inventories	3,096	5,759
Derivative assets	16,764	15,070
Other current assets	8,622	15,528
Total current assets	94,034	85,934

Long-term assets:
Vessels, net of accumulated depreciation	1,539,432	1,631,380
Right-of-use assets	2,423	2,261
Derivative assets	12,080	14,378
Total Long-term assets	1,553,935	1,648,019
Total assets	$1,647,969	$1,733,953

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$6,898	$4,268
Accrued expenses	13,876	10,651
Current portion of long-term debt	188,317	369,787
Current lease liabilities	886	715
Current portion of derivative liabilities	125	—
Income taxes payable	289	699
Current portion of contract liabilities	68	651
Prepaid charter and deferred revenue	5,290	1,504
Amount due to related parties	1,760	1,717
Total current liabilities	217,509	389,992

Long-term liabilities:
Long-term debt	820,883	686,601
Lease liabilities	1,536	1,546
Deferred tax liabilities	150	424
Deferred revenues	2,569	3,178
Total long-term liabilities	825,138	691,749
Total liabilities	1,042,647	1,081,741
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	507,897	553,922
Class B unitholders	3,871	3,871
General partner interest	9,246	10,111
Total partners’ capital	521,014	567,904
Total liabilities and equity	$1,647,969	$1,733,953

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital			Accumulated		Series A
(U.S. Dollars in thousands) Three Months Ended June 30, 2022 and 2023	Common Units	Class B Units	General Partner Units	Other Comprehensive Income (Loss)	Total Partners' Capital	Convertible Preferred Units
Consolidated balance at March 31, 2022	$576,811	$8,190	$10,619	$—	$595,620	$84,308
Net income	7,950	87	150	—	8 188	1,700
Conversion of Class B to common units (1)	1,325	(1,325)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(17,572)	(263)	(333)	—	(18,168)	(1,700)
Consolidated balance at June 30, 2022	$568,515	$6,689	$10,436	$—	$585,640	$84,308

Consolidated balance at March 31, 2023	$550,095	$3,871	$10,039	$—	$564,005	$84,308
Net income	(41,313)	—	(777)	—	(42,090)	1,700
Conversion of Class B to common units (1)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(16)	—	(901)	(1,700)
Consolidated balance at June 30, 2023	$507,897	$3,871	$9,246	$—	$521,014	$84,308

Six Months Ended June 30, 2022 and 2023
Consolidated balance at December 31, 2021	$568,762	$9,453	$10,492	$—	$588,707	$84,308
Net income	32,201	457	610	—	33,268	3,400
Conversion of Class B to common units (1)	2,652	(2,652)	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(35,100)	(569)	(666)	—	(36,335)	(3,400)
Consolidated balance at June 30, 2022	$568,515	$6,689	$10,436	$—	$585,640	$84,308

Consolidated balance at December 31, 2022	$553,922	$3,871	$10,111	$—	$567,904	$84,308
Net income	(44,255)	—	(832)	—	(45,087)	3,400
Conversion of Class B to common units (1)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(1,770)	—	(33)	—	(1,803)	(3,400)
Consolidated balance at June 30, 2023	$507,897	$3,871	$9,246	$—	$521,014	$84,308

(1)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s IDRs, in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled. As of June 30, 2022, 252,405 of the Class B Units had converted to common units. As of June 30, 2023, 420,675 of the Class B Units had converted to common units. No Class B Units were converted in the second quarter of 2023.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
(U.S. Dollars in thousands)	2023	2022
OPERATING ACTIVITIES
Net income (loss) (1)	$(41,687)	$36,668
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	55,836	51,996
Impairment	49,649	—
Amortization of contract intangibles / liabilities	(583)	(683)
Amortization of deferred revenue	(234)	—
Amortization of deferred debt issuance cost	1,355	1,452
Drydocking expenditure	(10,701)	(11,339)
Income tax expense	(197)	378
Income taxes paid	(414)	(66)
Unrealized (gain) loss on derivative instruments	729	(24,875)
Unrealized (gain) loss on foreign currency transactions	(43)	42
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(430)	1,107
Decrease (increase) in inventories	2,663	(341)
Decrease (increase) in other current assets	6,904	(6,007)
Decrease (increase) in accrued revenue	—	782
Increase (decrease) in trade accounts payable	2,627	1,889
Increase (decrease) in accrued expenses	3,226	2,654
Increase (decrease) prepaid charter	3,318	746
Increase (decrease) in amounts due to related parties	43	(292)
Net cash provided by operating activities	72,061	54,111

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(2,744)	(1,030)
Net cash used in investing activities	(2,744)	(1,030)

FINANCING ACTIVITIES
Proceeds from long-term debt	240,000	132,000
Repayment of long-term debt	(286,078)	(118,137)
Payment of debt issuance cost	(2,466)	(828)
Cash distributions	(5,203)	(39,735)
Net cash used in financing activities	(53,747)	(26,700)
Effect of exchange rate changes on cash	(25)	(200)
Net increase (decrease) in cash and cash equivalents	15,545	26,181
Cash and cash equivalents at the beginning of the period	47,579	62,293
Cash and cash equivalents at the end of the period	$63,124	$88,474

(1)	Included in net income is interest paid amounting to $33.9 million and $13.3 million for the six months ended June 30, 2023 and 2022, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Six Months Ended,
(U.S. Dollars in thousands)	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Net income (loss)	$(40,390)	$9,888	$(41,687)	$36,668
Interest income	(861)	(59)	(1,544)	(61)
Interest expense	18,107	8,301	35,476	15,026
Depreciation	28,107	26,059	55,836	51,996
Impairment	49,649	—	49,649	—
Income tax expense	49	166	(196)	378
EBITDA	54,661	44,355	97,534	104,007
Other financial items (a)	(8,121)	(4,848)	(5,603)	(21,063)
Adjusted EBITDA	$46,540	$39,507	$91,931	$82,944

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;

●	market trends in the production of oil in the North Sea, Brazil and elsewhere;

●	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

●	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter-term charters or voyage contracts;

●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;

●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;

●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

●	impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;

●	KNOT Offshore Partners’ anticipated growth strategies;

●	the effects of a worldwide or regional economic slowdown;

●	turmoil in the global financial markets;

●	fluctuations in currencies, inflation and interest rates;

●	fluctuations in the price of oil;

●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

●	recoveries under KNOT Offshore Partners’ insurance policies;

●	the length and cost of drydocking;

●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

●	the repayment of debt and settling of any interest rate swaps;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

●	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;

●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

●	timely purchases and deliveries of newbuilds;

●	future purchase prices of newbuilds and secondhand vessels;

●	any impairment of the value of KNOT Offshore Partners’ vessels;

●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

●	acceptance of a vessel by its charterer;

●	the impact of the Russian war with Ukraine;

●	termination dates and extensions of charters;

●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

●	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

●	estimated future capital expenditures;

●	Marshall Islands economic substance requirements;

●	KNOT Offshore Partners’ ability to retain key employees;

●	customers’ increasing emphasis on climate, environmental and safety concerns;

●	the impact of any cyberattack;

●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

●	future sales of KNOT Offshore Partners’ securities in the public market;

●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.